TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

June 28, 2017

Mr. John Reynolds,

Assistant Director, Office of Beverages, Apparel, and Mining,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Response to Comments on the Preliminary Proxy Statement on
Schedule 14A filed by INC Research Holdings, Inc. on June 9, 2017
(File Number 001-36730)

Dear Mr. Reynolds:

On behalf of our client, INC Research Holdings, Inc. (“INC” or the “Company”), enclosed please find relevant excerpts of the Company’s Proxy Statement on Schedule 14A, as proposed to be filed in definitive form with the Securities and Exchange Commission (the “Commission”) on EDGAR (the “Definitive Proxy Statement”), marked to show changes from the Company’s Proxy Statement filed in preliminary form with the Commission on June 9, 2017.

The changes reflected in the enclosed excerpts of the Definitive Proxy Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 27, 2017 (the “Comment Letter”). The Definitive Proxy Statement will also include other changes that are intended to update and render more complete the information contained therein. INC has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Double Eagle Parent, Inc. (“inVentiv”), regarding the Comment Letter.

John Reynolds

June 28, 2017

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow the reproduced comments. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in the enclosed excerpts.

Background of the Merger, page 67

1.	Where you discuss negotiations and discussions, including among “representatives” and “the Sponsors,” please revise to identify the significant representatives present in person or by phone or otherwise.

Response—In response to the Staff’s comment, INC has revised the disclosure in the excerpted Background of the Merger section to identify the significant representatives present, in person or by phone or otherwise, during the various discussions and negotiations.

2.	Please discuss the material negotiations that took place regarding the voting and stockholders’ agreements with THL and Advent as well as the “the financing and structuring arrangements.” Refer to Item 14(b) (7) of Schedule 14A.

Response—In response to the Staff’s comment, INC has revised the disclosure in the excerpted Background of the Merger section to discuss the material negotiations that took place regarding the voting and stockholders’ agreements with THL and Advent as well as the financing and structuring arrangements.

The Merger Agreement

Explanatory Note, page 97

3.	We note your cautionary language that the representations and warranties were made solely for the benefit of the parties to the agreement, that stockholders are not third-party beneficiaries, and that the information does not purport to be accurate as of the date of the proxy statement. Please be advised that we regard all of the provisions of material agreements as disclosure to investors, and as such it is not appropriate to state or imply that the investors cannot rely on these statements. Please revise or remove the disclaimers as appropriate. Also, please be advised that, notwithstanding the inclusion of a general disclaimer as to the dates of such representations, warranties or covenants, you are responsible for considering whether specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

Response—In response to the Staff’s comment, INC has revised the disclosure in the excerpted explanatory note on the page numbered 97 accordingly. In addition, the Company has authorized us to confirm that it understands that notwithstanding any general disclaimer as to the dates of such representations, warranties or covenants, it is responsible for considering whether additional specific disclosures of material information are required to make the statements included in the proxy not misleading, and that it currently does not believe any additional specific disclosures are required.

John Reynolds

June 28, 2017

Financing, page 112

4.	We note the discussion of inVentiv’s indebtedness and “the financing described in the previous paragraph.” We also note the discussion of indebtedness in the second risk factor on page 29 and the last risk factor on page 37. Please revise where appropriate to quantify the increase in your total indebtedness resulting from the merger and clarify any material impact on your liquidity and capital resources. Please clarify any material differences assuming you are and are not able to obtain “the financing described in the previous paragraph.”

Response—In response to the Staff’s comment, INC has revised the disclosure in the excerpted risk factors on the pages numbered 29, 30 and 38 (carrying over to page 39) and the excerpted Financing section on the pages numbered 112 and 113 accordingly.

Any questions or comments with respect to the Definitive Proxy Statement or this letter may be communicated to me at (212) 558-7931 or veeraraghavank@sullcrom.com, or Scott Crofton at (212) 558-4682 or croftons@sullcrom.com. Please send copies of any correspondence relating to this filing to me by facsimile at (212) 291-9519 or by email to veeraraghavank@sullcrom.com, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Krishna Veeraraghavan

Krishna Veeraraghavan

(Enclosure)

cc: Chris Gaenzle
(INC Research Holdings)

Scott Crofton
(Sullivan & Cromwell LLP)

upon termination of the merger agreement under specified circumstances, INC Research will be required to pay inVentiv a reverse termination fee equal to $70.7 million or $82.1 million.

These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of INC Research from considering or proposing that acquisition or a potential third-party acquirer could propose to pay a lower per share price to INC Research stockholders than it might otherwise have proposed to pay because of the added expense of the reverse termination fee and other fees and expenses that may become payable in certain circumstances.

If the merger agreement is terminated and INC Research determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger agreement.

The merger may not be accretive and may cause dilution to the combined company’s earnings per share, which may negatively affect the market price of common stock of the combined company.

INC Research and inVentiv currently anticipate that the merger will be accretive to INC Research’s adjusted earnings per share beginning in first full year subsequent to the completion of the merger. However, this expectation is based on preliminary estimates, which may change materially. The combined company could also fail to realize any or all of the benefits anticipated in the merger or experience material delays or inefficiencies in realizing such benefits, which could cause dilution to the combined company’s adjusted diluted earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market value of the combined company’s common stock. This could negatively impact INC Research’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of common stock of the combined company.

Although the companies have completed syndication of the Best Efforts Financing, in the unlikely event the Best Efforts Financing is not available at closing of the merger, the company’s financing costs could increase significantly, or the company may not be able to complete the Refinancing at all.

The companies plan to fund the refinancing of the indebtedness outstanding under the existing INC Research credit agreement from either senior secured term loans under new facilities for INC Research or a committed senior secured incremental credit facility under inVentiv Group Holdings’ existing term loan credit facility, as described in the section entitled “The Merger—Refinancing” beginning on page [●]. The availability of the new financing, or alternatively the committed senior secured incremental credit facility, is subject to certain customary conditions precedent, including the delivery of financial statements and consummation of the merger in accordance with the terms of the merger agreement. Therefore, INC Research cannot assure you that such refinancing will be completed. If the refinancing is not completed, the merger would result in a default under the existing INC Research credit agreement and the inVentiv International Facility (as defined below), and may result in a default under inVentiv’s existing term loan credit facility and the ABL Facility (as hereinafter defined) unless an amendment or waiver is obtained.

On June 28, 2017, the syndication of the new senior secured term loans and senior secured revolver was completed, and lenders provided commitments for the full amount of the facilities. The new facility is expected to be executed and effective at the date of the closing of the merger. In the unlikely event that the financing in the form of senior secured term loan facilities and a senior secured cash-flow revolver facility is not obtained, inVentiv has agreed in the merger agreement to use commercially reasonable efforts to cause inVentiv Group Holdings to utilize the debt financing committed under the commitment letter, which we refer to as the Committed Financing, with Credit Suisse Securities (USA) LLC, Credit Suisse AG, Goldman Sachs Bank USA, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. to obtain a senior secured incremental credit facility under inVentiv Group Holdings’ existing term loan credit facility. Further, in the event the combined company were to keep the existing inVentiv debt outstanding and borrow under the Committed Financing to repay the existing INC Research debt and fund the merger related expenses, instead of borrowing under the Best Efforts Financing to refinance inVentiv’s existing term loan credit facility and the ABL Facility and the existing INC Research debt, redeem a portion of inVentiv’s existing senior notes and fund the merger related expenses (which we refer to as the Refinancing), the combined company’s weighted average cost of debt would be substantially higher. Under this circumstance, the combined company would have a weighted average cost of debt of approximately 5.4% compared to approximately 3.6% assumed in the Refinancing, which is described in more detail under the section entitled “The Merger—Refinancing” beginning on page [●] of this proxy statement. This represents an increase in annual interest cost of approximately $50 million as compared to that assumed in the Refinancing.

The consummation of the Best Efforts Financing will result in a significant increase in the total indebtedness outstanding for INC Research.

The principal use of proceeds of the Best Efforts Financing is to refinance existing indebtedness at INC Research and inVentiv. As a result, the Best Efforts Financing will not increase the total indebtedness of the combined company on a pro forma basis. However, inVentiv has significantly higher leverage than INC Research prior to giving effort to the merger. As a result, consummation of the Best Efforts Financing will result in a significant increase in the total indebtedness for INC Research as compared to before the merger. As of March 31, 2017, if the Best Efforts Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of $3.0 billion (of which $2,455.7 million consists of existing inVentiv indebtedness as of March 31, 2017) and $500 million of additional borrowings available under the New Revolving Credit Facility, and if the Committed Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of approximately $3.0 billion (of which $2,455.7 million consists of existing inVentiv indebtedness as of March 31, 2017) and $181.1 million of additional borrowings available under its asset-based revolving credit facilities. This represents a substantial increase from INC Research’s current debt of $490.0 million as of March 31, 2017.

If the merger does not qualify as a reorganization under Section 368 of the Code or the pre-closing holdco mergers do not qualify as complete liquidations under Section 332 and Section 337 of the Code, substantial U.S. federal income taxes could result.

It is intended that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368 of the Code. In addition it is a condition to closing that the merger not fail to qualify for such treatment (or substantially similar treatment under an amended, replacement or successor provision or provisions of the Code) as a result of a change in U.S. federal income tax law or official interpretation thereof, in each case after the date of the merger agreement. However, neither an opinion of counsel nor a ruling from the Internal Revenue Service, which we refer to as the IRS, that the merger will qualify as a “reorganization” under U.S. federal income tax law is required as a condition to closing. Accordingly, it is possible that the merger could fail to qualify as a “reorganization” (including under current U.S. federal income tax law). Additionally, there can be no assurance that the IRS will not assert, or that a court will not agree, that the merger does not qualify as a “reorganization”. If the merger is not treated as a “reorganization”, inVentiv would recognize gain or loss, measured generally by the difference between the fair market value of inVentiv’s assets and inVentiv’s adjusted tax basis in such assets, which could result in substantial U.S. federal income tax liability to INC Research as the surviving corporation.

In addition, inVentiv has covenanted that it will complete the pre-closing holdco mergers, as defined below, in a manner such that the pre-closing holdco mergers will qualify as complete liquidations governed by Section 332 and Section 337 of the Code. However, there can be no assurance that the IRS will not assert, or that a court will not agree, that any of the pre-closing holdco mergers fails to so qualify. If any of pre-closing holdco mergers is not treated as a complete liquidation governed by Section 332 and Section 337 of the Code and does not otherwise qualify for tax-free treatment, (i) Intermediate I or Intermediate II, each defined below, as the case pay former shareholders of inVentiv Group Holdings the value of U.S. federal, state and local tax benefits arising from those transaction tax deductions as such benefits are realized and, consequently, the ability of the combined company to benefit from inVentiv’s NOLs will be limited to the extent of such contingent obligation.

The combined company will have significantly greater leverage as compared to INC Research as of the execution date of the merger agreement.

The parties anticipate that the combined company will have significantly greater leverage as compared to INC Research as of the execution date of the merger agreement. As of March 31, 2017, INC Research had total debt outstanding of $490.0 million, representing net debt (total debt less cash and cash equivalents) of $325.6 million This resulted in a net leverage ratio, which represents the ratio of net debt outstanding to adjusted EBITDA, of approximately 1.3x. On a pro forma basis as of March 31, 2017, the combined company would increase the debt outstanding to approximately $3.0 billion, representing net debt of approximately $2.8 billion. This would result in a pro forma net leverage ratio of 4.0x. This increased level of debt and leverage will impair the combined companies’ ability to access additional debt in the capital markets. Accordingly, this increase in debt and leverage could reduce the combined company’s flexibility in responding to current and changing industry and financial market conditions. This in turn could have adverse consequences with respect to the price at which the shares of the combined company trade on any relevant securities exchange.

The combined company will have a substantial amount of indebtedness and this substantial level of indebtedness could materially adversely affect its ability to generate sufficient cash to fulfill its obligations under such indebtedness, to react to changes in its business and to incur additional indebtedness to fund future needs.

The parties anticipate that the combined company will incur or otherwise continue to maintain indebtedness outstanding consisting of new senior secured term loan facilities, which collectively, we refer to as the New Term Loan Facilities, and a new senior secured cash-flow revolving credit facility, which we refer to as the New Revolving Credit Facility, in addition to inVentiv’s existing 7.500% senior notes due 2024, which we refer to as the Senior Notes, and an asset-based lending facility for up to $20.0 million entered into by inVentiv Health Clinical UK Ltd., which we refer to as inVentiv UK, which may remain in place following the merger, if consent from the lenders thereunder is obtained, which we refer to as the inVentiv International Facility, and the New Term Loan Facilities and the New Revolving Credit Facilities, we collectively refer to as the Best Efforts Financing, as contemplated by the best efforts engagement letter.

As of March 31, 2017, INC Research had total indebtedness outstanding of $490 million and $184.3 million of additional borrowings available under its revolving credit facility. As of March 31, 2017, inVentiv had total indebtedness outstanding of $2,455.7 million and $181.1 million of additional borrowings available under the ABL Facility and the inVentiv International Facility. As of March 31, 2017, on a pro forma basis after giving effect to the merger and the Best Efforts Financing, the combined company would have had total indebtedness outstanding of approximately $3.0 billion and $500 million of additional borrowings available under the New Revolving Credit Facility. This represents a substantial increase from INC Research’s current debt of $490.0 million as of March 31, 2017. Accordingly, the combined company’s substantial indebtedness, combined with its other financial obligations and contractual commitments, could have important consequences for its business. For example, it could:

•	make it more difficult for the combined company to satisfy its obligations with respect to its indebtedness, and any failure to comply with the obligations under any of its debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

•	require the combined company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

•	increase the combined company’s vulnerability to adverse general economic and industry conditions, which could place the combined company at a competitive disadvantage compared to its competitors, many of which have less indebtedness than it on a relative basis;

•	limit the combined company’s flexibility in planning for, or reacting to, changes in its business and the industries in which it operates;

•	limit the combined company’s ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;

•	prevent the combined company from raising the funds necessary to repurchase all the Senior Notes upon the occurrence of certain changes of control, which would constitute a default under the indenture governing the Senior Notes; and

•	limit the combined company’s ability to redeem, repurchase, defease or otherwise acquire or retire for value any subordinated indebtedness it may incur.

Restrictions imposed by the combined company’s debt instruments may limit the ability of its subsidiaries to operate their business and to finance its future operations or capital needs or to engage in other business activities.

The terms of the documents governing the Best Efforts Financing will restrict certain of the combined company’s subsidiaries from engaging in specified types of transactions. These covenants restrict the ability of the combined company and its restricted subsidiaries, among other things, to:

•	incur or guarantee additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or indebtedness, as applicable;

•	make investments, loans, advances and acquisitions;

•	create restrictions on the payment of dividends or other amounts by such restricted subsidiaries or subsidiaries, as the case may be;

•	engage in transactions with the combined company’s affiliates;

•	sell assets, including capital stock of subsidiaries;

•	consolidate or merge;

•	enter into additional capital leases, the combined company’s primary means of procuring vehicles for its selling solutions offering, which could cause the company to consider alternatives such as the purchase of vehicles or operating leases which may not be on terms as favorable as capital leases; and

•	create liens.

In addition, under the terms of the Best Efforts Financing, the “term loan A” facility and the revolving facility thereunder will include a financial maintenance covenant that restricts the combined company’s first lien leverage. The inVentiv International Facility requires inVentiv UK, as well as its subsidiaries to, under certain circumstances, comply with a fixed charge coverage ratio and certain cash management restrictions. The combined company’s ability to comply with these restrictions can be affected by events beyond its control, and the combined company may not be able to maintain compliance. A breach of any of these covenants would be an event of default under the relevant debt instrument.

In the event of a default under any of the combined company’s debt instruments, the lenders or noteholders, as applicable, could elect to declare all amounts outstanding under such debt instruments, to be immediately due and payable and, in the case of the senior secured cash-flow revolving credit facility, or the inVentiv

Dissenters’ Rights of Appraisal

Under applicable Delaware law, INC Research stockholders are not entitled to appraisal rights in connection with the merger.

Background of the Merger

As part of the ongoing evaluation of INC Research’s business, members of INC Research’s management team and the Board periodically review and assess the operations and financial performance of INC Research as well as broader industry trends and evaluate opportunities for potential business combinations, acquisitions and other financial and strategic alternatives to enhance stockholder value. In addition, members of INC Research’s management team periodically meet with senior executives of other companies in the industry, investment bankers and investors to discuss industry trends and possible transactions to enhance stockholder value. As part of this ongoing process, INC Research management and the Board identified a need to increase the scale of INC Research’s operations and to expand the scope of its service offerings in order to improve its ability to obtain clinical business from existing and prospective customers.

During 2016, INC Research discussed in its earnings calls and its analyst and investor day presentation certain strategic growth initiatives, including expanding its functional service provider offerings, which we refer to as FSP offerings, growing its Asia-Pacific presence, and therapeutic expansion. INC Research believed the need to have greater capability to make FSP offerings was important to be able to compete in the industry and provide existing and prospective customers with alternative options, and INC Research started to do this organically. INC Research was also focused on continuing to build out its Asia-Pacific presence, specifically in Japan, where it has organically grown over the last couple of years. INC Research also expressed its interest in expanding its therapeutic expertise in the solid tumor area. INC Research worked on developing each of these strategic growth initiatives organically while it continued to assess additional growth alternatives.

In the spring of 2016, INC Research entered into discussions concerning a potential transformative transaction with another participant in the life sciences industry, but the parties were unable to reach agreement on valuation. Throughout 2016, INC Research explored a series of potential “tuck-in” acquisitions, but did not identify an executable transaction on attractive valuation and other terms. As part of INC Research’s ongoing assessment process, in the fall of 2016, members of INC Research management met with representatives of Centerview to review industry developments and potential strategic opportunities for INC Research. One such potential opportunity was a business combination with inVentiv. INC Research was familiar with inVentiv through prior industry contacts. At the request of INC Research management, Centerview coordinated a meeting between Alistair Macdonald and Michael Bell.

On November 17, 2016, Messrs. Macdonald and Bell met in Boston, Massachusetts and had a preliminary discussion about their respective organizations and the potential benefits of a transaction involving the two companies.

On January 19, 2017, Mr. Macdonald, Chris Gaenzle, Greg Rush and Jean Chitwood, representatives from INC Research management, met with Mr. Bell and Brandon Eldredge, representatives from inVentiv management, in Orlando, Florida for preliminary discussions regarding their respective businesses. Also on January 19, 2017, INC Research and inVentiv entered into a mutual confidentiality agreement regarding sharing of confidential information between the parties and containing customary standstill limitations on inVentiv’s ability to acquire, or publicly offer to acquire, INC Research voting securities or assets. On January 23, 2017, Mr. Macdonald updated the Board on discussions with inVentiv management, including the complementary nature of inVentiv’s relationships with large biopharmaceutical companies to INC Research’s relationships with small and mid-sized pharmaceutical companies as well as inVentiv’s commercial contract capabilities.

On February 3, 2017, Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood, representatives of INC Research management, Messrs. Bell and Eldredge, representatives of inVentiv management, and Dan Jones, a representative of THL, met in New York City to receive more information about inVentiv’s commercial offerings.

On February 8, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood in attendance. At the meeting, Mr. Macdonald reviewed two potential strategic transaction opportunities, one of which was a possible transaction with inVentiv. The Board discussed that these potential transaction opportunities could benefit INC Research given shifting competitive dynamics in the CRO space and the potential risks and benefits of pursuing a strategic transaction relative to maintaining the status quo. After these discussions, the Board authorized management to assess these opportunities further and directed management to update the Board at its next board meeting, including by providing a broader strategic overview of the industry and INC Research’s market position.

On February 21, 2017, Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood, representatives from INC Research management, met with Messrs. Bell and Eldredge, representatives from inVentiv management, and Todd Abbrecht, Carmine Petrone and Mike Miltenberger, representatives from the Sponsors, in Raleigh, North Carolina for discussions regarding INC Research’s and inVentiv’s respective businesses and relative financial performance, as well as strategic transaction opportunities between INC Research and inVentiv which included a discussion of a potential business combination and related non-economic deal terms such as structuring, governance and timing considerations.

Before the opening of the financial markets in New York City on February 28, 2017, INC Research reported its financial results for the fourth quarter and year ended December 31, 2016 and published guidance for 2017. Among other things, INC Research reported net book-to-bill in the fourth quarter 2016 that was slightly below expectations, but announced that cancellations of and delays within existing backlog had a larger than usual impact on the backlog expected to be recognized as revenue during 2017. The closing price of INC Research common stock on February 28, 2017 was approximately 23% lower than the previous day’s closing price.

On March 1, 2017 and March 2, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush, Ms. Chitwood, Michael Gibertini and Neil Ferguson and representatives of Centerview in attendance. At the meeting, the Board and INC Research management discussed the competitive landscape of the industry and the market environment, including recent consolidation in the CRO space which had improved the capabilities and scale of other CROs. The Board also reviewed the scope of services that consolidated CROs were able to offer their customers in comparison to those offered by INC Research. In addition, the Board discussed INC Research’s business development efforts, including 2016 sales, means of expanding the addressable market and a forecast for 2017. Based in part on these discussions, the Board and INC Research management recognized the strategic importance of increasing the scale of INC Research’s operations and expanding the scope of its service offerings in order to improve its ability to generate business from existing and prospective customers. Messrs. Macdonald, Gaenzle, Rush, Gibertini and Ferguson and Ms. Chitwood, together with Centerview, then discussed the two strategic transactions previously considered at the Board’s February 8, 2017 meeting, including a potential transaction with inVentiv that would enable INC Research to expand its clinical services and also offer commercial contract organization capabilities. Messrs. Macdonald, Gaenzle, Rush, Gibertini and Ferguson and Ms. Chitwood, together with Centerview, also discussed with the Board certain potential terms of a transaction with inVentiv. INC Research management and the Board discussed the likely need to conduct substantial due diligence reviews, the time required to negotiate a deal containing favorable terms and the benefit of an exclusivity agreement. After discussion, the Board authorized INC Research management to submit an indication of interest to inVentiv consistent with the terms discussed at the meeting, together with an exclusivity agreement providing for a 60-day exclusive negotiation period.

On March 7, 2017, Mr. Macdonald sent a written non-binding proposal to Mr. Bell together with a draft exclusivity agreement. Mr. Macdonald and Mr. Bell also discussed the proposal and exclusivity agreement via telephone. The proposal was for a “merger-of-equals,” all-stock transaction in which inVentiv would be acquired based on a $4.5 billion enterprise valuation, with INC Research common stock valued at a price per share using the volume weighted average stock price during the 20 trading day period immediately prior to signing. The proposal also provided that the THL Sponsor and the Advent Sponsor would each have the right to nominate two directors, for a total of four directors on a nine person combined company board of directors. Under the proposal, the combined company would maintain its headquarters in Raleigh, North Carolina and maintain a significant presence in the Northeast corridor, and the management team would subsequently be determined by the parties, but INC Research expected Mr. Macdonald to be the Chief Executive Officer of the combined company and that INC Research would select the Chairman of the Board.

On March 14, 2017, Mr. Bell sent a response letter to Mr. Macdonald, and they discussed the terms of the letter via telephone. inVentiv expressed a willingness to proceed with a transaction on the basis of a $4.8 billion enterprise valuation of inVentiv, with the value of INC Research to be based on a methodology and measurement period to be agreed upon prior to signing. The inVentiv response contemplated an 11 person board of directors, with five directors, including Mr. Bell, to be selected by the Sponsors, five representatives nominated by INC Research, and a chairperson that INC Research and inVentiv would jointly agree upon prior to the closing of the Merger. The inVentiv response provided that Mr. Bell would be the Chief Executive Officer of the combined company for two years following the closing of the merger, with Mr. Macdonald to act as President during that period and to become the Chief Executive Officer after the conclusion of such two-year period. The response letter was accompanied by a revised draft of the exclusivity agreement which maintained the concept of a 60-day exclusive negotiation period.

Later on March 14, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush, as well as representatives of INC Research’s legal counsel, Sullivan & Cromwell LLP, which we refer to as Sullivan & Cromwell, and Centerview in attendance. At the meeting, a representative of Sullivan & Cromwell reviewed with the Board members their fiduciary duties under Delaware law in connection with their evaluation of the potential transaction as well as process considerations associated with the potential transaction. INC Research management reviewed with the Board the transaction valuation proposed by inVentiv as well as financial matters concerning both INC Research and inVentiv. INC Research management also compared and contrasted the businesses, past results and projected future performance of INC Research and inVentiv. After discussion, the Board decided to propose a $4.6 billion enterprise valuation for inVentiv, to be determined on the basis of INC Research’s volume weighted average stock price during the 20 trading day period immediately prior to signing. In an executive session following the meeting without management or outside advisors present, the Board decided to propose that Mr. Macdonald serve as the Chief Executive Officer of the combined company, and that the combined company have a nine person board of directors, of whom five directors, including the chairperson and Mr. Macdonald, would be nominated by INC Research.

On March 15, 2017, Mr. Macdonald sent a revised proposal letter to Mr. Bell reflecting the terms discussed at the prior day’s board meeting, together with a revised exclusivity agreement. Later that same day, representatives of inVentiv’s financial advisor, Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, contacted representatives of Centerview to inform them that inVentiv was not amenable to INC Research’s proposals on valuation or governance. The Credit Suisse representatives further indicated that inVentiv was not willing to make a counterproposal or to continue its work on the basis of INC Research’s response. Representatives of Centerview thereafter relayed this information to INC Research.

On March 16, 2017, the Board held a meeting to discuss the response from inVentiv, with Messrs. Macdonald and Gaenzle in attendance. The Board continued to express its belief that the transaction was strategically desirable but also expressed concern about developing an appropriate board composition and management leadership structure for the combined company. The Board decided that its members should meet with Mr. Bell in order to evaluate his vision for the combined company as well as inVentiv’s governance proposals. The Board instructed Mr. Macdonald to inform Mr. Bell that INC Research had not determined to modify its prior proposal, but that the Board had requested a meeting with Mr. Bell. Mr. Bell agreed to this request and asked that Mr. Macdonald meet with the Sponsors as well.

In the days following that discussion and leading up to March 28, 2017, Mr. Bell spoke with several members of the Board and discussed his views on the industry, the two companies, and the transaction. During the same period, after consulting with David Norton, the Chairman of the Board, Mr. Macdonald met with Messrs. Abbrecht, Miltenberger and Petrone, Josh Nelson and John Maldonado, representatives of the Sponsors, and discussed the industry, the two companies and the potential transaction.

On March 28, 2017, at a meeting of the Board with members of INC Research management and Mr. Bell in attendance, Mr. Bell gave a presentation on inVentiv’s contract commercial organization and its leadership and culture. Mr. Bell also responded to questions from the Board.

On March 30, 2017, the Board held a meeting, with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell in attendance and with Centerview in attendance for portions of the meeting. At the meeting, the Board reviewed information previously provided by Centerview regarding certain material relationships or contacts of Centerview and/or its deal team members with inVentiv and certain other affiliates of the Sponsors, the 2017 budget three-year forecast and subsequent changes in INC Research’s performance relative to those forecasts. The Board also discussed the potential impact of changes in the industry and in INC Research’s customer mix on INC Research’s future prospects.

On April 3, 2017, Mr. Bell contacted Mr. Macdonald via telephone with a counterproposal. On behalf of inVentiv, Mr. Bell proposed that inVentiv would be valued at an enterprise value of $4.7 billion and that INC Research common stock would be valued on the basis of the volume weighted average stock price during the 20 trading day period immediately prior to signing. In addition, inVentiv proposed that Mr. Macdonald serve as Chief Executive Officer of the combined company and Mr. Bell as Executive Chairperson of a 10 person combined company board of directors. In addition, the Sponsors would each have the right to nominate two directors. Mr. Bell explained that time was of the essence, and that inVentiv was only willing to proceed with negotiations if the parties worked on a timeline that would enable the parties to announce the transaction prior to INC Research’s next earnings announcement in May.

On the evening of April 3, 2017, the Board held a meeting with Messrs. Macdonald and Gaenzle in attendance. At the meeting, INC Research management reviewed the revised proposal from inVentiv with the Board and discussed NASDAQ and SEC rules and regulations relating to board and committee compositions. After discussion, the Board directed Mr. Macdonald to accept inVentiv’s revised proposal with respect to governance matters but to propose a $4.65 billion enterprise valuation for inVentiv. In light of the perceived favorable terms of the potential transaction and INC Research’s desire to reach an agreement quickly, the Board also directed Mr. Macdonald to indicate to inVentiv that INC Research was willing to proceed under inVentiv’s and the Sponsors’ proposed timeline.

On April 4, 2017, on behalf of INC Research, Centerview conveyed INC Research’s updated proposal to Credit Suisse.

On April 5, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. Centerview reviewed with the Board potential strategic alternatives for INC Research, including maintaining the status quo, returning capital to stockholders, pursuing a “tuck-in” acquisition, pursuing a transformative transaction and pursuing a sale transaction, and discussed industry and other considerations associated with such alternatives and the potential transaction with inVentiv. The Board discussed, together with INC Research management and Centerview, the impact of scale in penetrating the large pharmaceutical consumer market and strategies pursued by other industry participants. Messrs. Macdonald, Gaenzle and Rush, together with representatives of Sullivan & Cromwell and Centerview, also reviewed with the Board the terms of the potential transaction with inVentiv and the potential effects of announcing the transaction. In particular, the Board focused on deal protections and its ability to respond to and accept a superior proposal in the event that such a proposal materialized. In addition, INC Research management discussed the timeline for executing the indication of interest and exclusivity agreement with inVentiv, conducting due diligence reviews and negotiating and signing definitive agreements. The Board considered that a strategic transaction with inVentiv was likely to increase the scale of INC Research’s operations and expand the scope of its service offerings and thereby improve its ability to obtain clinical business from existing and prospective customers. Following discussion, the Board confirmed that it was desirable to pursue a transaction with inVentiv on the terms then under consideration.

On April 6, 2017, INC Research and inVentiv finalized and executed the exclusivity agreement as well as a non-binding written proposal.

On April 8, 2017, representatives of Sullivan & Cromwell provided a preliminary proposal for the structure of the transaction. Thereafter, the parties participated in a number of discussions regarding the structural alternatives to best effect the transaction. The parties, together with their respective legal and tax advisors, considered different structure alternatives, including whether INC Research or inVentiv would be the surviving company in the merger, and whether to effect the merger as a merger of the two top holding companies or by a merger resulting in one company becoming a subsidiary of another, and how to combine the subsidiary holding companies. The structuring discussions considered financing, tax and other factors. The parties determined that a merger of the top holding companies, with INC Research as the surviving company, appeared to be the best alternative for the structure for the transaction.

On April 10, 2017, INC Research and inVentiv provided one another with access to virtual data rooms in order to facilitate due diligence review efforts that continued until execution of the merger agreement.

After the receipt of approval from Mr. Norton and following a discussion with the Board, beginning the week of April 10, 2017 and continuing until execution of the merger agreement, Ken Meyers, the Chair of INC Research’s Compensation Committee, working with an outside compensation consultant and the Compensation Committee, developed a proposed compensation package for Mr. Bell in connection with his role as Executive Chairman of the combined company and also considered other compensation and retention arrangements in connection with the transaction.

On April 17, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. At the meeting, Messrs. Macdonald, Gaenzle and Rush provided a status update on the transaction process and preliminary due diligence findings, including findings relating to inVentiv’s commercial contract organization business. Representatives of Sullivan & Cromwell reviewed the proposed financing and structuring arrangements, including the different structures that could be used and the potential benefits and risks associated with each structure, as well as terms of an initial draft of the merger agreement. Mr. Meyers reported on compensation and benefits matters relating to the transaction.

On April 18, 2017, inVentiv’s counsel, Weil, Gotshal & Manges LLP, which we refer to as Weil, sent a draft form of stockholders’ agreement to Sullivan & Cromwell. On April 20, 2017, Sullivan & Cromwell sent a draft merger agreement to Weil. Thereafter and through May 10, 2017, the parties exchanged drafts of all relevant transaction documents, including the form of stockholders’ agreement, the merger agreement, a form of voting agreement, financing documentation, a letter agreement with Mr. Bell and other ancillary agreements. At the direction of the Board, terms of these agreements were negotiated, including with respect to stockholder transfer restrictions, board nomination rights, committee composition arrangements, standstill limitations on the Sponsors, “grouping” restrictions on the Sponsors, preemptive rights, non-solicitation provisions and a related “fiduciary out” permitting the Board to change its recommendation of the transaction in the event of a superior proposal, termination rights, termination fees, the timing of calculating net indebtedness of inVentiv for purposes of determining the net indebtedness amount by which the agreed upon enterprise value would be reduced to arrive at the value of inVentiv equity in the merger, the time by which stockholders signing the voting agreement would be required to deliver their written consent in favor of the merger and transfer restrictions under the voting agreement.

On April 20 and 21, 2017, INC Research’s and inVentiv’s respective management teams and legal and financial advisors met in New York, New York for management presentations concerning the businesses of the respective parties.

On April 25, 2017, the Board held a meeting with Messrs. Macdonald and Gaenzle and representatives of Sullivan & Cromwell and Centerview in attendance. Messrs. Macdonald and Gaenzle updated the Board on the management presentations made during the previous week as well as the status of due diligence reviews and deal term negotiations. The Board provided direction on post-closing governance and board composition matters to be set forth in the stockholders’ agreements, including the appropriate duration of the Executive Chairperson role, the selection of the lead independent director, the Sponsors’ representation on the combined company’s board of directors and certain committees and the appropriate thresholds for which the Sponsors’ should no longer have the right to appoint investor nominees or select certain committee members. At the meeting, the Board also expressed its preference that the stockholders’ agreements provide that at least one of each Sponsor’s nominees could not be an employee of such Sponsor.

On April 29, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood and representatives of Sullivan & Cromwell and Centerview in attendance. At the meeting, Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood reviewed the results of financial due diligence then conducted to date, including in respect of inVentiv’s financial projections, backlog and relationships with key customers. Centerview provided the Board with preliminary financial perspectives regarding inVentiv and INC Research. Members of the Board requested additional information relating to inVentiv’s commercial business unit which would be provided by INC Research management at a subsequent meeting to be held on May 2, 2017.

On May 2, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and Ms. Chitwood, certain employees of INC Research and representatives of Sullivan & Cromwell and Centerview in attendance. INC Research management reviewed with the Board management’s assessments of inVentiv’s commercial segment and provided additional information concerning inVentiv’s backlog. Centerview reviewed with the Board financial terms of the transaction and discussed the negative effect of a recent decline in the trading price of INC Research common stock on the 20-day volume weighted average price construct agreed upon by the parties. Mr. Macdonald reviewed with the Board the underlying rationale for the transaction, including the ability to expand the scale and scope of offerings and add a world-class commercial consulting business. After discussion, the Board determined to retain its proposal of a $4.65 billion enterprise value for inVentiv but to fix the INC Research common stock reference price at $45.85 given the recent decline in INC Research’s stock price and to fix inVentiv’s net indebtedness and the total number of shares of INC Research common stock to be issued in the transaction as of signing so that the combined company would benefit from any cash accrued by inVentiv between signing and closing. The Board also determined to propose that the stockholders’ agreements would provide that the current members of the Board would select the lead independent director of the combined company board as of the closing of the transaction and that the Executive Chairperson role would expire after the 2019 annual meeting of stockholders, at which time the combined company’s board of directors would be reduced to nine directors, and that in light of these counterproposals, it would be willing to accept inVentiv’s proposal that the stockholders’ agreements could permit employees of the Sponsors to serve as investor nominees. Although Mr. Bell would no longer serve as the Executive Chairperson after the 2019 annual meeting of stockholders, his operational role would not have any defined limited duration. Later that evening, at the direction of the Board, representatives of Centerview relayed INC Research’s positions to representatives of Credit Suisse.

On May 3, 2017, Mr. Macdonald met with Mr. Maldonado, a representative of Advent and discussed INC Research’s most recent proposal. On behalf of inVentiv, Mr. Maldonado accepted INC Research’s proposals to fix net indebtedness as of signing, to eliminate the Executive Chairperson role as of the 2019 annual meeting of stockholders, and to provide the Board with the right to select the combined company lead independent director as of the closing. That night, Credit Suisse, on behalf of inVentiv, proposed a $44.00 reference price.

On May 4, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. Representatives from Sullivan & Cromwell updated the Board on the most recent status of negotiations. Among other things, the Board discussed inVentiv’s positions on the governance matters provided in their draft of the stockholders’ agreements, including the thresholds at which each Sponsor would no longer be entitled to nominate one or more investor nominees. The Board determined to respond to inVentiv with a proposed threshold at which the Sponsors would no longer have the right to nominate two investor nominees that would be higher than the 15% threshold that was proposed by the Sponsors (which was in response to INC Research’s earlier proposal of 20%). After discussion, the Board directed management to propose a $45.00 reference price. Thereafter, Mr. Macdonald called Mr. Bell to propose a $45.00 reference price. That evening, Mr. Bell contacted Mr. Macdonald to accept this revised reference price on behalf of inVentiv.

On May 6, 2017, the INC Research Compensation Committee met to discuss compensation and benefits matters relating to the transaction, including Mr. Bell’s employment arrangement.

On May 8, 2017, the Board held a meeting with Messrs. Macdonald, Gaenzle and Rush and representatives of Sullivan & Cromwell and Centerview in attendance. At the meeting, INC Research management updated the Board on the status of negotiations, including the fact that inVentiv was willing to set the threshold at which the Sponsors would no longer have the right to nominate two investor nominees at 16.5% (to which the Board was agreeable), and Centerview discussed with the Board financial aspects of the transaction. In addition, a representative of Sullivan & Cromwell reviewed with the Board the directors’ fiduciary duties under Delaware law in connection with their evaluation of the transaction as well as the terms of the merger agreement, the form of stockholder agreement and the other transaction documents, including the “no shop provision” and the Board’s ability to terminate the merger agreement in the event of a superior proposal.

On May 9, 2017, Weil and Sullivan & Cromwell continued to exchange drafts of the transaction documents, including the merger agreement, the form of stockholders’ agreement, the form of voting agreement, financing documentation, and the letter agreement with Mr. Bell.

Also on May 9, 2017, the Board held a meeting with Messrs. Macdonald and Gaenzle and representatives of Sullivan & Cromwell and Centerview in attendance. The Board discussed the proposed letter agreement with Mr. Bell, which contemplates Mr. Bell’s role as Executive Chairman of the combined company and provides for Mr. Bell to be an executive officer responsible for managing the combined company’s commercial division and reporting to its chief executive officer. In addition, Centerview reviewed with the Board Centerview’s financial analysis of the aggregate merger consideration and rendered to the Board an oral opinion, which was confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the aggregate merger consideration of 49,989,839 fully diluted shares of INC Research common stock to be paid by INC Research pursuant to the merger agreement was fair, from a financial point of view, to INC Research. At the meeting and following discussion, upon a motion duly made and seconded, the Board, among other things, unanimously (i) authorized, declared advisable and approved the merger agreement, (ii) determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, INC Research and its stockholders, (iii) directed that the merger agreement be submitted to the INC Research stockholders and (iv) recommended that the stockholders adopt the merger agreement and approve the stock issuance proposal.

Early in the morning of May 10, 2017, INC Research and inVentiv executed the merger agreement and related transaction documents. In addition, the THL Sponsor and the Advent Sponsor each entered into separate voting agreements with INC Research and inVentiv and separate stockholders’ agreements with INC Research. INC Research and inVentiv then issued a joint press release prior to the opening of the financial markets in New York City announcing the execution of the merger agreement.

Reasons for the Merger; Recommendation of the Board of Directors

In evaluating the merger and the other transactions contemplated by the merger agreement, the Board consulted with INC Research’s management and INC Research’s legal and financial advisors. At a meeting held on May 9, 2017, the Board unanimously (i) determined that the merger and the other transactions contemplated by the merger agreement, the voting agreements, the stockholders’ agreements, and the letter agreement are advisable and fair to, and in the best interests of, the holders of INC Research common stock, (ii) authorized, declared advisable and approved the merger agreement, the voting agreements, the stockholders’ agreements, the letter agreement, the common stock issuance, the merger and the other transactions contemplated by the merger agreement, the voting agreements, the stockholders’ agreements and the letter agreement, (iii) directed that the merger agreement be submitted to the INC Research stockholders and (iv) recommended that the INC Research stockholders adopt the merger agreement and approve the stock issuance proposal.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement is subject to and qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger, as it is the legal document governing the merger.

Explanatory Note

The merger agreement and the summary of its terms in this proxy statement have been included only to provide you with information about the terms and conditions of the merger agreement. Factual disclosures about INC Research and inVentiv contained in this proxy statement or in the public reports of INC Research filed with the SEC may supplement, update or modify the factual disclosures about INC Research and inVentiv contained in the merger agreement. The representations, warranties and covenants contained in the merger agreement are made by INC Research and inVentiv as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by INC Research and inVentiv in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the principal purpose of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the transaction if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, and, in some cases, have been qualified by certain disclosures that were made between INC Research and inVentiv, which disclosures are not reflected in the merger agreement itself or other public disclosures made by INC Research and inVentiv (any qualification contained in such confidential disclosures that is material has been disclosed herein or if such a qualification becomes material after the date hereof, will be disclosed in a public disclosure).

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should be read only in conjunction with the other information provided elsewhere in this proxy statement or incorporated by reference into this proxy statement. Such information can be found elsewhere in this proxy statement and in the public filings INC Research makes with the SEC, as described in the section entitled “Where You Can Find More Information”.

The Merger

The merger agreement provides that, on the terms and subject to the conditions set forth therein, inVentiv will merge with and into INC Research, with INC Research as the surviving corporation.

Effects of the Merger

As a result of the merger, inVentiv will be merged out of existence, and inVentiv’s stockholders will only participate in the surviving company’s future earnings and potential growth through their ownership of INC Research common stock.

consummate and make effective the merger and other transactions contemplated under the merger agreement, to resolve the objections, if any, as any governmental entity may assert under the HSR Act or any other antitrust laws with respect to the merger and other transactions contemplated under the merger agreement, and to avoid or eliminate each and every impediment and avoid the institution of any action under any such law that may be asserted by any governmental entity with respect to the merger and other transactions contemplated under the merger agreement, in each case so as to enable the merger and other transactions contemplated under the merger agreement to occur as promptly as possible and in any event before the termination date, including by:

•	proposing, negotiating, committing to and effecting, by consent decree, a hold separate order or otherwise, the sale, divestiture or disposition of any assets or businesses of inVentiv or its subsidiaries or INC Research or its subsidiaries;

•	terminating existing, or creating new, relationships, contractual rights or obligations of inVentiv or its subsidiaries or INC Research or its subsidiaries; or

•	effectuating any other change or restructuring of inVentiv or its subsidiaries or INC Research or its subsidiaries or otherwise taking or committing to take any actions that limit the freedom of action of inVentiv or its subsidiaries or INC Research or its subsidiaries with respect to, or ability to retain, one or more assets or businesses, to ensure that no governmental entity enters any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or establishes any law preliminarily or permanently restraining, enjoining or prohibiting the consummation of the merger and other contemplated transactions under the merger agreement, or to ensure that no governmental entity with the authority to authorize or approve the consummation of the merger fails to do so as promptly as practicable and in any event before the termination date.

The merger agreement provides that no remedy will be required unless contingent upon the occurrence of the merger and other transactions contemplated under the merger agreement, or required to be agreed to by inVentiv or its subsidiaries or INC Research or its subsidiaries if the remedy would have a regulatory material adverse effect.

For a more complete discussion of the regulatory approvals required to complete the merger and the terms of the merger agreement related to regulatory approvals, see the section entitled “The Merger—Regulatory Approvals” beginning on page [●] of this proxy statement.

Financing

INC Research and inVentiv have agreed in the merger agreement to use their respective commercially reasonable efforts to obtain debt financing in the form of senior secured term loan facilities and a senior secured cash-flow revolver facility. The term and conditions of the financing will be mutually satisfactory. INC Research and inVentiv have agreed in the merger agreement to, and cause their subsidiaries to, use their respective commercially reasonable efforts to cause their respective officers, directors, employees, accountants, agents and other advisors and representatives to use their respective commercially reasonable efforts to provide, all customary cooperation in connection with the financing. On June 28, 2017, the syndication of the new senior secured term loans and senior secured revolver was completed, and lenders provided commitments for the full amount of the facilities. The new facility is expected to be executed and effective at the date of the closing of the merger.

In the unlikely event that the financing in the form of senior secured term loan facilities and a senior secured cash-flow revolver facility described in the previous paragraph is not obtained, inVentiv has agreed in the merger agreement to use commercially reasonable efforts to cause inVentiv Group Holdings to utilize the debt financing committed under the commitment letter, which we refer to as the Committed Financing, with Credit Suisse Securities (USA) LLC, Credit Suisse AG, Goldman Sachs Bank USA, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley Senior Funding, Inc. to obtain a senior secured incremental credit facility under inVentiv Group Holdings’ existing term loan credit facility. Further, in the event the combined company were to keep the existing inVentiv debt outstanding and borrow under the Committed Financing to repay the existing INC Research debt and fund the merger related expenses versus completing the Refinancing, the combined company’s weighted average cost of debt would be substantially higher. Under this circumstance, the combined company would have a weighted average cost of debt of approximately 5.4% compared to approximately 3.6% assumed in the Refinancing, which is described in more detail under the section entitled “The Merger—Refinancing” beginning on page [●] of this proxy statement. This represents an increase in annual interest cost of approximately $50 million as compared to that assumed in the Refinancing. As of March 31, 2017, if the Best Efforts Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of $3.0 billion (of which $2,455.7 million consists of existing inVentiv indebtedness as of March 31, 2017) and $500 million of additional borrowings available under the New Revolving Credit Facility, and if the Committed Financing is consummated, on a pro forma basis after giving effect to the merger, the combined company would have had total indebtedness outstanding of approximately $3.0 billion (of which $2,455.7 million consists of existing inVentiv indebtedness as of March 31, 2017) and $181.1 million of additional borrowings available under its asset-based revolving credit facilities. This represents a substantial increase from INC Research’s current debt of $490.0 million as of March 31, 2017. inVentiv Group Holdings has agreed in the merger agreement that it will not amend, replace, supplement or otherwise modify, or waive any of its rights under the commitment letter without the prior written consent of INC Research (such consent not to be unreasonably withheld). In the event that INC Research and inVentiv do not consummate the financing described in the previous paragraph, INC Research has agreed in the merger agreement to, and cause its subsidiaries to, use their respective commercially reasonable efforts to cause their respective officers, directors, employees, accountants, agents and other advisors and representatives to use its and their respective commercially reasonable efforts to provide, all customary cooperation in connection with the financing, as is reasonably requested by inVentiv.

In the event that the INC Research’s existing credit facility is refinanced, INC Research has agreed to deliver to inVentiv a payoff letter in customary form from the lenders thereunder.

To the extent the proceeds of the Best Efforts Financing are sufficient to refinance inVentiv’s existing term loan credit facility and existing asset-based revolving credit facility, inVentiv has agreed to prepay the indebtedness under such facilities and take any action reasonably necessary to obtain payoff letters and release documentation in connection with the prepayment of, or the termination of commitments under, such facilities.

Neither the consummation of the best efforts financing nor the financing under the commitment letter is a condition precedent to consummation of the merger.

Employee Benefits Matters

INC Research has agreed, following the effective time, to provide each employee of inVentiv and its subsidiaries who is employed immediately prior to the effective time of the merger and who continues employment with the combined corporation or any of its subsidiaries with, for at least 12 months after the effective time, a target annual cash bonus opportunity and employee benefits that are no less favorable than that provided to similarly situated employees of INC Research.

INC Research has agreed to use commercially reasonable efforts to (i) provide continuing employees credit for all service with inVentiv and its subsidiaries as if the service were with the combined corporation and its subsidiaries for all purposes under any benefit plan of the combined corporation, (ii) cause to be waived any preexisting conditions, actively-at-work requirements and similar limitations and eligibility waiting periods under any benefit plan of the combined corporation or its subsidiaries to be waived with respect to the continuing employees and their eligible dependents, and (iii) cause any deductible, co-insurance and out-of-pocket covered expenses paid in the year of the plan change by any continuing employee or their covered dependent to be taken into account for purposes of satisfying applicable provisions of any benefit plan of the combined corporation in the year of initial participation.